Exhibit 10.42

John A. Lederer
Chairman and Chief Executive Officer

August 17, 2008

Mr. Joseph C. Magnacca
5844 Winston Churchill Blvd.
Erin, Ontario N0B1T0 Canada

Dear Joseph:

This letter will confirm an offer of employment to you by Duane Reade Inc. (the “Company.”)

Terms of Employment. Your initial assignment will be as Senior Vice President, Chief Merchandising Officer, reporting directly to Mr. John A. Lederer, Chairman and Chief Executive Officer.  In such position, you will have such authorities, responsibilities and duties customarily exercised by a person holding that position, including, without limitation, responsibility for the Company’s merchandising and marketing activities, including all aspects of such. You will be based at our headquarters office located at 440 Ninth Avenue, New York, NY.

Subject to the terms and conditions of this offer letter, this Agreement shall be effective for a term commencing on the later of: (i) one day following the date on which your employment with your previous employer is terminated and (ii) the date on which the United States Citizenship and Immigration Services issues a Notice approving the petition (the “Visa Petition”) of the Company on your behalf authorizing admission into the United States in “O” visa classification as an “alien who has extraordinary ability” in business permitting you to be legally employed within the United States (the “Effective Date”) and ending on the fourth (4th) anniversary of the Effective Date (the “Initial Term”); provided, however, that such term will be automatically extended for successive twelve (12) month periods (the Initial Term together with any extension shall be referred to hereinafter as the “Employment Term”) unless, no later than ninety (90) days prior to the expiration of the Initial Term or any extension thereof, you or the Company provides written notice to the other party that your Employment Term will not be so extended, in which case your employment will terminate as of the expiration of the Employment Term, unless earlier terminated in accordance with the other provisions of this offer letter.  Notwithstanding the foregoing, if the Visa Petition is denied, this offer letter shall be of no force and effect and shall be null and void ab initio, except for the provisions of the paragraph entitled ‘Special Payments’ below.

Executive Offices:   440 9th Avenue, New York, NY 10001
Telephone 212-273-5704       FAX:  917-351-0392

Your initial salary will be at an annual rate of $460,000.00, to be paid in bi-weekly installments of $17,692.31, subject to annual review by Mr. Lederer.  Future salary increases will be at the discretion of the Company and based on demonstrated job performance in accordance with Company policy and practice.

The Company offers an executive benefit program in which you will be able to participate, subject to the terms of eligibility for the individual benefit plans.  Those plans include a 401(k) program, major medical benefits, Company paid life and disability programs and other welfare benefit packages.  You will receive four (4) weeks of paid vacation each calendar year subject to restrictions of your job requirements.  Please be aware that Company’s vacation policy does not allow carryover of vacation from year to year.  Therefore, if the four weeks are not taken they are forfeited each year.

As a senior executive of the Company, you will be eligible to participate in the Company’s performance incentive plan and will have the opportunity to receive an annual cash bonus pursuant to the terms of that plan of between fifty percent (50%) and one hundred and fifty percent (150%) of your annual salary rate, determined as follows:  50% of your annual salary will be paid upon achievement of the “minimum target,” 100% of your annual salary will be paid upon achievement of the “target,” 150% of your annual salary will be paid upon achievement of the “maximum target” and no bonus will be paid if the “minimum target” is not achieved.  The amount of your bonus will be determined based on a straight-line interpolation for achievement between the “minimum target” and “maximum target”.  The plan targets are set by the Company’s Board of Directors and compensation committee annually and are typically based on the attainment of Company performance towards EBITDA targets and your individual performance towards goals mutually set between you and the Chief Executive Officer.  It is anticipated that with respect to the Company, the “minimum target” will require achievement of 95% of the annual EBITDA targets, the “target” will require achievement of 100% of the annual EBITDA targets, and the “maximum target” will require achievement of 105% of the annual EBITDA targets.  Subject to your employment with the Company for a period of at least twelve (12) months, you will be entitled to receive a guaranteed minimum bonus with respect to the twelve (12) month period following the Effective Date equal to 100% of your base salary, which will be divided pro-rata between your bonus for 2008 and your bonus for 2009 to reflect the portion of 2008 following the Effective Date during which you were employed by the Company.  Actual incentive payments will be paid yearly on the same date that the Company makes such payments to other members of its senior management, usually at the end of the first quarter of the year immediately following the year for which the bonus is payable, after Board approval and subject to you remaining employed with the Company through the close of the fiscal year in respect of which the annual bonus is to be paid and having not given or received a notice of termination before the close of the fiscal year in respect of which the annual bonus is to be paid.  As with other executive benefits programs, eligibility and participation are subject to the specific provisions of the plan.

As an executive, you will be eligible to participate in the Company’s 2004 Management Stock Option Plan.  Subject to the terms and conditions of that plan, on the Effective Date you will receive an initial grant of options to acquire fifty thousand (50,000) shares of Company stock at an exercise price of one hundred dollars ($100.00 per share) (the “Options”).

Subject to your continued employment, 60% of the Options (the “Service Options”) will vest at a rate of twenty-five percent (25%) per year of service with the Company, such that those Options will be 100% vested at the end of four (4) years employment.  The remaining 40% of the Options (the “Performance Options”) will vest at a rate of twenty-five percent (25%) per year of service with the Company, subject to both your continued employment and the achievement of annual EBITDA targets by the Company.  Notwithstanding the preceding sentence, if any portion of the Options fail to vest because the annual EBITDA targets are not attained for a given fiscal year, such portion of the Options may still subsequently vest and become exercisable if the Company achieves the cumulative EBITDA targets set with respect to a later fiscal year.  The grant of the Options is conditioned upon and subject to you becoming a party to the Company’s Stockholders Agreement.  The Options will, in accordance with the terms of the Plan pursuant to which such Options are issued, be subject to such standard equitable adjustments as the Company deems necessary or appropriate to prevent substantial enlargement or dilution of your rights in the event of certain corporate transactions and extraordinary events, including a grant of extraordinary dividends.  Nothing in this provision shall act as a guarantee of any specific value of the Company stock other than the value described in the stock plan itself.  In connection with an initial public offering of the Company stock, the Company reserves the right to convert the Options into options to purchase equity securities of an entity other than the Company, if such entity will become the public company, and such equitable adjustments will be made to the terms and conditions of your Options as the Company deems necessary or appropriate.

Subject to your continued employment with the Company through the consummation of a change in control, the Service Options will vest as necessary to enable you to exercise your rights pursuant to a ‘Tag-Along Sale’ and to satisfy the Company’s rights with respect to a ‘Drag-Along Sale’ (in each case, pursuant to the Company’s Stockholders Agreement).  All unvested Performance Options will vest upon a change in control of the Company if, and only if, such change in control yields for the Company’s controlling stockholder and its affiliates a certain minimum cash-on-cash return on the investment in the Company made by Company’s controlling stockholder and its affiliates, provided you are employed by the Company on the date that such change in control is consummated.

As a senior executive of the Company, you will be required to enter into a restrictive covenants agreement which will include, without limitation: (i) an ongoing covenant not to disclose confidential information of the Company or any of its subsidiaries, (ii) an ongoing covenant not to make disparaging statements of any kind or in any form about the Company or any of its subsidiaries, (iii) a covenant not to solicit any employees or customers of the Company or any of its subsidiaries during the Employment Term and for a period of twenty four (24) months following termination of your employment, and (iv) a covenant not to compete, directly or indirectly, with the Company or any of its subsidiaries, including, without limitation, by providing services of any kind or in any capacity for any company engaged in a business similar to that of the Company in, or within a one hundred (100) mile radius of, the New York City metro vicinity and in any other geographic area in which the Company then has plans to expand within the following twelve (12) months, during the Employment Term and for a period of eighteen (18) months following termination of your employment.  You acknowledge and agree that the Company will be entitled to preliminary and permanent injunctive relief (without the necessity of proving actual damages) as well as an equitable accounting of all earnings, profits and other benefits arising from any violation by you of these restrictive covenants, in addition to any other legal or equitable rights or remedies to which the Company may be entitled.

Your employment with the Company will be “at will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason or no reason, with or without cause.  In the event the Company terminates your employment other than for “cause,” you will be paid severance (“Regular Severance”) equal to either:

(i)            two years of your base salary determined using your then-current salary rate in effect at the time of your termination, payable in bi-weekly installments (should such termination occur prior to the second anniversary of the Effective Date); or

(ii)           one year of your base salary determined using your then-current salary rate in effect at the time of your termination plus the annualized average of the two annual bonuses paid to you prior to your termination (without regard to any portion of the guaranteed minimum bonus applicable to 2008 or 2009), payable in bi-weekly installments (should such termination occur on or after the second anniversary of the Effective Date).

In addition, in the event the Company terminates your employment other than for “cause,” the Company will reimburse you for any documented outplacement and moving expenses back to the Toronto metro vicinity, up to $25,000.00 in aggregate.  The Company’s payment of Regular Severance will be subject to both your execution of a general release of claims against the Company and its subsidiaries in a form to be provided by the Company and your continuing compliance with all restrictive covenants to which you are subject under this offer letter, the restrictive covenants agreement, or otherwise.  For purposes of this Agreement “cause” shall mean termination for:  (1) a failure to follow lawful instructions of the Chief Executive Officer, (2) serious misconduct, dishonesty or disloyalty which results from a willful act or omission and which is materially injurious (or if public could be materially injurious) to the reputation or financial interests of the Company, including without limitation, sexual or racial harassment of any employee of the Company, any of its subsidiaries or of any person engaged in business with the Company or any of its subsidiaries; (3) being convicted of (or entering into a plea bargain admitting criminal guilt to) any crime; (4) willful and continued failure to substantially perform your duties under this Agreement; (5) commission of any act of fraud or embezzlement against the Company or any subsidiary thereof; (6) material breach of any covenant or Company policy regarding the protection of the Company’s business interests, including, without limitation, policies addressing confidentiality and non-competition; (7) a breach in any material respect of your representations and warranties made in this offer letter; or (8) any other material breach of this Agreement.  For the avoidance of doubt, non-renewal of the Employment Term by the Company shall not trigger Regular Severance.  In the event of termination of your employment for any reason, with or without cause, you will be entitled to any earned but unpaid salary through the date of termination, plus any earned and accrued unused vacation pay, any accrued but unpaid business expenses, and any other vested and accrued compensation and benefits payable in accordance with the applicable Company policy or plan.  If your employment is terminated by the Company for cause, you will not be entitled to any other compensation from the Company, including, without limitation, severance pay, and any unpaid bonus together with all of your outstanding vested and unvested Options will be immediately forfeited.

Should you elect to terminate your employment with the Company for “good reason,” you will be entitled to receive Regular Severance as you would if the Company terminates your employment other than for “cause.”  For purposes of this Agreement, “good reason” shall mean: (i) the assignment to you of any duties materially and adversely inconsistent with your position as Chief Merchandising Officer or (ii) a reduction in your base salary or target annual cash bonus opportunity, provided, however, that any event described in clauses (i) or (ii) shall not constitute good reason unless you have given the Company prior written notice of such event and the Company has not cured such event (if capable of cure) within (30) days following receipt of such notice.  For the avoidance of doubt, non-renewal of the Employment Term by the Company shall not constitute “good reason.”  Additionally, at any time prior to the first anniversary of the Effective Date, the Company in its sole discretion may cause not to commence, limit or temporarily suspend your official duties and responsibilities, and that shall not constitute “good reason” (provided however that during any such period you shall remain an active employee and shall continue to receive your compensation and other benefits).  Should you elect to terminate your employment with the Company other than for “good reason” prior to the second anniversary of the Effective Date, you will be required to repay the Company any difference between your actual annual bonus payment(s) and what you otherwise would have received without any guaranteed minimum bonus.

You will be reimbursed for all normal business expenses in accordance with Company policy.  The Company will reimburse you for any documented expenses relating to tax advice and tax filing up to $10,000.00 in aggregate for the period prior to the first anniversary of the Effective Date and up to $5,000.00 per annum for each subsequent twelve (12) month period.  The Company will provide relocation assistance in the amount of $30,000.00 to cover all normal and customary expenses (i.e. moving expense, closing costs etc.).  You agree that you will endeavor to relocate to the New York City metro vicinity within three (3) months of the Effective Date.  During the first three (3) months following the Effective Date, the Company will reimburse you for reasonable temporary housing and reasonable travel expenses to and from the New York City metro vicinity for you, your life partner and your immediate family.  Thereafter, the Company will reimburse you up to $10,000.00 per annum for any documented travel expenses between the Toronto metro vicinity and the New York City metro vicinity for you, your life partner and your immediate family.  For the avoidance of doubt, none of the payments referenced in this paragraph or elsewhere in this letter will be grossed up for tax unless specifically noted.

Representations and Warranties. Including the two letters to you from your prior employer, dated April 16, 2007, which you have disclosed to the Company in advance of the Effective Date, you represent and warrant to the Company that you are not a party to or bound by any enforceable agreement, covenant or other obligation with any other person or entity which would restrict or otherwise interfere with your ability to commence employment with the Company and perform your duties hereunder.  You further represent and warrant that you will not disclose or use in connection with your employment with the Company any information or trade secrets which constitute ‘confidential information’ or ‘proprietary information’ (or any similar term) as defined in any agreement, covenant or other obligation that you are a party to or bound by with any other person or entity, including, without limitation, your previous employer, to the extent, if any, that you are in possession of such information.  You acknowledge that you have been represented by counsel in connection with the negotiation of the terms of this offer letter and the commencement of your employment with the Company.

Special Payments. Subject to your continued compliance with the representations and warranties contained in the previous paragraph, in the event that you are unable to commence or continue employment with the Company due to any injunction enforced against you by any person or entity other than the Company, including, without limitation, your previous employer, as a result of your breach of any restrictive covenants to which you are subject and which you have disclosed to the Company in advance of the date of this agreement, the Company will (a) provide you with a severance/indemnity payment in an amount equal to $690,000.00 payable in bi-weekly installments (the “Special Severance”), provided, however, that, if so requested by the Company, you agree that for a period of up to six (6) months following the date of any such injunction you will use your best efforts to assist the Company (in such manner as reasonably requested by the Company) in overturning such injunction (including, without limitation, not accepting employment with another employer) and the Company shall not have any obligation to continue to pay you any remaining unpaid portion of the Special Severance if you accept employment with another employer, and (b) pay you any costs or expenses (including reasonable attorneys’ fees) reasonably incurred in connection with the defense of any suit, action or proceeding brought by your previous employer in connection with the Company’s employment or proposed employment of you (and will pay the amount of any damages for which you are liable as determined by a court in such suit, action or proceeding).  The provisions of the preceding sentence shall remain applicable even if the Visa Petition is denied.  The Company reserves the right to terminate your employment (and pay you the Special Severance in lieu of the Regular Severance) if you become a party to any litigation arising out of or in connection with the attempted enforcement of any restrictive covenants by any person or entity other than the Company, including, without limitation, your previous employer.  For the avoidance of doubt, if in any instance the Special Severance is payable to you then you will not be entitled to receive the Regular Severance.  Notwithstanding the foregoing, you will be required to actively seek other employment and otherwise mitigate the obligations of the Company under this paragraph and any amounts payable to you by the Company pursuant to this paragraph will be reduced by any remuneration attributable to any subsequent employment you may obtain (including, without limitation, any compensation related to consulting services or other services you may provide) during the eighteen (18) month period following the initial enforcement date of any such injunction, the denial of the Visa Petition or the Company’s termination of your employment, as applicable.

Miscellaneous. This offer letter will be governed by, and interpreted in accordance with, the laws of the state of New York, without regard to the conflict of law provisions of any jurisdiction which would cause the application of any law other than that of the state of New York.  Any controversy or claim arising out of or relating to this offer letter (other than with respect to any restrictive covenants to which you are subject), or the breach thereof, will be settled by arbitration administered by one arbitrator of the American Arbitration Association in accordance with its Commercial Arbitration Rules then in effect.  Unless otherwise awarded by the arbitrator, each party will be responsible for its own fees and expenses.

This offer letter is intended to memorialize the offer of employment provided by the Company and if these terms are acceptable, to create an at-will employment relationship under these terms until such time as a mutually agreeable definitive employment agreement is entered into by you and the Company reflecting the terms of this offer letter and other customary terms.  Nothing in this offer letter is intended or shall have the effect of modifying or amending the terms, conditions or requirements of any benefit plan, retirement plan or welfare plan or arrangement offered by the Company.  During your employment, you will remain subject to, and be required to abide by, all terms, conditions and requirements of the policies and practices dictated by the Company for executive employees.

We all look forward to you joining our team in the near future.  Please do not hesitate to call me if you have any questions.

Sincerely,

/s/ JOHN A. LEDERER
John A. Lederer
Chairman and Chief Executive Officer

/s/ JOSEPH C. MAGNACCA
Mr. Joseph C. Magnacca /Date

CC:	Mr. John Henry—SVP/CFO
Ms. Michelle Bergman—SVP/General Counsel